EXHIBIT 21.1
LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation
BroadSoft Adaption, Inc.	Delaware
BroadSoft Australia Pty Limited	Australia
BroadSoft Brazil Software, Ltda.	Brazil
BroadSoft Bulgaria EOOD	Bulgaria
BroadSoft Casabi, LLC	Delaware
BroadSoft Finland Oy	Finland
BroadSoft Germany GmbH	Germany
BroadSoft Hosted IP Communications Ltd	United Kingdom
BroadSoft iLinc Communications, Inc.	Delaware
BroadSoft International, Inc.	Delaware
BroadSoft Italy, S.r.l.	Italy
BroadSoft Mexico SA de CV	Mexico
BroadSoft SAS	France
BroadSoft Switzerland GmbH	Switzerland
BroadSoft Technologies Private Limited	India
BroadSoft UK Holding Company Ltd.	United Kingdom
BroadSoft UK Operating Company Ltd.	United Kingdom
finocom AG	Germany